EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(Dollars in millions)	2015	2014	2015	2014
Consolidated income before provision for income taxes	$426	$467	$631	$1,044
Fixed charges:
Interest[1]	$203	$215	$711	$345
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	4	4
Total fixed charges	$205	$217	$715	$349
Earnings available for fixed charges	$631	$684	$1,346	$1,393
Ratio of earnings to fixed charges	3.08	3.15	1.88	3.99

[1]	Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”